UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

 Commission File Number: 001-41426

Nano Labs Ltd

(Exact name of registrant as specified in its charter)

China Yuangu Hanggang Technology Building

509 Qianjiang Road, Shangcheng District,

Hangzhou, Zhejiang, 310000

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

EXPLANATORY NOTE

This Form 6-K/A of Nano Labs Ltd (the “Company”) amends the Company’s report on Form 6-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 23, 2024, which contains the Company’s announcement of results of its annual general meeting of shareholders to implement a share consolidation to its ordinary shares (the “Press Release”), in order to amend the effective date of the share consolidation and supplement the market effective date of the share consolidation on November 4, 2024. The change is contained in the updated press release, attached hereto as Exhibit 99.1 and shall replace and supersede the previously furnished Press Release.

The document attached as exhibit 99.1 to this Form 6-K/A is hereby incorporated by reference into the Registrant’s Registration Statement on Form F-3 initially filed with the U.S. Securities and Exchange Commission on August 14, 2023 (Registration No. 333-273968) and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nano Labs Ltd

Date: October 28, 2024	By:	/s/ Jianping Kong
	Name:	Jianping Kong
	Title:	Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Press Release

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